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Exhibit 21

Synergy Pharmaceuticals, Inc., a Delaware corporation

Synergy Advanced Pharmaceuticals, Inc., a Delaware corporation and a wholly-owned subsidiary of Synergy Pharmaceuticals, Inc.

IgX, Ltd., an Ireland corporation and a wholly-owned subsidiary of Synergy Pharmaceuticals, Inc.

Callisto Research Labs, LLC, a Delaware limited liability company

Callisto Pharma GmbH, a German corporation

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  Exhibit 21